Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, NY 10020

May 4, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Guaranty Bancshares, Inc. Registration Statement on Form S-1 Registration No. 333-217176

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters of Guaranty Bancshares, Inc.’s proposed initial public offering of its common stock, we hereby join Guaranty Bancshares, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 3:30 p.m. (Eastern time) on Monday, May 8, 2017, or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act, and in connection with the foregoing, please be advised that we have distributed approximately 425 copies of the Preliminary Prospectus, dated May 1, 2017.

The undersigned confirms that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Sandler O’Neill + Partners, L.P.

SANDLER O’NEILL + PARTNERS, L.P.

as Representative of the several Underwriters

By: Sandler O’Neill + Partners Corp.,

       the sole general partner

By: /s/ Jennifer Docherty

Name: Jennifer Docherty

Title: Authorized Signatory